UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Beacon Roofing Supply Inc.

(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

073685109

(CUSIP Number)

CD&R Boulder Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Uri Herzberg

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: 212 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073685109
1.	NAME OF REPORTING PERSON CD&R BOULDER HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 23,451,980[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,451,980[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,451,980[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.65%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	The total number of shares of common stock, par value $0.01 per share (the “Common Shares”), reported includes (i) on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), 9,694,619 Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Shares of Series A Cumulative Convertible Participating Preferred Stock (the “Preferred Shares”) that, as of the date hereof, are held directly by CD&R Boulder Holdings, L.P. (“CD&R Holdings”), (ii) 314,400 Common Shares acquired by CD&R Holdings on August 9, 2018, (iii) 5,609,763 Common Shares acquired by CD&R Holdings on March 11, 2019, (iv) 4,625,998 Common Shares acquired by CD&R Holdings on June 28, 2019 and (v) 3,207,200 Common Shares acquired by CD&R Holdings on September 25, 2019. Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion. All of these Common Shares may be deemed to be beneficially owned by CD&R Investment Associates IX, Ltd., as the general partner of CD&R Holdings (“CD&R Holdings GP”).

2	CD&R Holdings’ voting percentage is 29.65%, calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 79,102,016 (calculated by adding the 69,407,397 Common Shares outstanding as of January 31, 2021, as reported in the Issuer’s Form 10-Q, filed February 9, 2021, plus the number of Common Shares described in clause (i) of footnote (1) above).

CUSIP No. 073685109
1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 23,451,980[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,451,980[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,451,980[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.65%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	The total number of Common Shares reported includes (i) on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), 9,694,619 Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings, (ii) 314,400 Common Shares acquired by CD&R Holdings on August 9, 2018, (iii) 5,609,763 Common Shares acquired by CD&R Holdings on March 11, 2019, (iv) 4,625,998 Common Shares acquired by CD&R Holdings on June 28, 2019 and (v) 3,207,200 Common Shares acquired by CD&R Holdings on September 25, 2019. Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion. All of these Common Shares may be deemed to be beneficially owned by CD&R Holdings GP.

2	CD&R Holdings’ voting percentage is 29.65%, calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 79,102,016 (calculated by adding the 69,407,397 Common Shares outstanding as of January 31, 2021, as reported in the Issuer’s Form 10-Q, filed February 9, 2021, plus the number of Common Shares described in clause (i) of footnote (1) above).

EXPLANATORY NOTE

PREAMBLE

This Amendment No. 5 amends the Statement on Schedule 13D initially filed on January 2, 2018 with the Securities and Exchange Commission and amended on November 21, 2018, March 14, 2019, June 28, 2019 and September 25, 2019 (as amended, the “Schedule 13D”) by (i) CD&R Boulder Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”).

ITEM 2. identity and background

Schedule A of the Schedule 13D is hereby amended and restated in its entirety in the form attached hereto and incorporated by reference herein.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

The purchase of Common Shares contemplated to be made by CD&R Holdings pursuant to the Second Agreement (as defined below in “Item 4. Purpose of Transaction.”) will be funded from cash dividends on the Preferred Shares received by CD&R Holdings. The amount of funds to be used in making purchases of Common Shares pursuant to the Second Agreement will be up to the aggregate of $30,000,000, representing cash dividends on the Preferred Shares received during the period beginning January 2020 through January 2021, plus the amount of any future Preferred Dividends (as defined in the Certificate of Designations) paid in cash on the Preferred Shares and received by CD&R Holdings through January 2022 (expected to be $6,000,000 for each of the four quarterly preferred dividend payment dates until such date).

ITEM 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons beneficially own an aggregate of 23,451,980 Common Shares on an as-converted basis. 9,694,619 of such Common Shares are issuable upon conversion (based on an initial conversion price of $41.26, as adjusted), at the option of the holder, of the 400,000 Preferred Shares which, collectively with 314,400, 5,609,763, 4,625,998 and 3,207,200 Common Shares acquired by CD&R Holdings on August 9, 2018, March 11, 2019, June 28, 2019 and September 25, 2019, respectively, represent approximately 29.65% of the Issuer’s outstanding Common Shares (as of January 31, 2021 and assuming no adjustment to the initial conversion price of $41.26 per share). See “Item 5. Interest in Securities of the Issuer.”

On February 24, 2021, CD&R Holdings entered into an arrangement (the “Second Agreement”) with Credit Suisse Capital LLC (“CS”), represented by Credit Suisse Securities (USA) LLC, pursuant to which CD&R Holdings has agreed to purchase additional Common Shares from CS, as described in further detail in Item 6 below. The Second Agreement is intended to comply with the requirements of Rule 10b5-1(c)(1) under the Act.

As of the date of this filing, pursuant to the Investment Agreement (as defined below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”), the Issuer’s board of directors (the “Board”) has elected the Purchaser Designees (as described below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”), Philip K. Knisely, a partner of Clayton, Dubilier & Rice, LLC (“CD&R”), and Nathan K. Sleeper, a partner of CD&R, to serve as directors of the Issuer. In their capacity as directors of the Issuer, Messrs. Knisely and Sleeper or any successor Purchaser Designee may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. Mr. Knisely serves as Chairman of the Board.

In addition to communicating with the Board and management of the Issuer, the Reporting Persons have communicated, and may continue to communicate, with current or prospective shareholders of the Issuer or other interested or relevant parties, including knowledgeable industry or market observers and participants, such as the boards of directors and/or management of other companies in the building products industry, service providers and financing sources (including potentially current or potential investors in funds and investment vehicles managed by CD&R), concerning the business, operations, Board composition, management, strategy and future plans of the Issuer and the matters set forth in this Item 4. The Reporting Persons have retained, and may in the future retain, advisors or consultants to assist them in evaluating their investment in the Issuer. The Reporting Persons may exchange information with any of the foregoing persons pursuant to confidentiality or similar agreements. The Reporting Persons may, at any time and from time to time, review and reconsider their position or change their purpose or take actions with respect to their investment in the Issuer as they deem appropriate, including formulating other plans, making other proposals or changing their intention with respect to the matters referred to in this Item 4.  The Reporting Persons may also take steps to explore and prepare for various plans and actions, and hire advisors or consultants and consider potential proposals, before forming a plan or intention to engage in any such plan or action.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Common Shares, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the Board, the Reporting Persons’ overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Reporting Persons, applicable legal and regulatory constraints, conditions in the securities and capital markets, general economic and industry conditions and any contractual restrictions under the Investment Agreement or otherwise, the Reporting Persons may, from time to time and at any time, in the future purchase additional securities of the Issuer as described above, or dispose of some or all of their securities of the Issuer (or related derivative securities or instruments), in the open market, in private transactions or otherwise, or enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, which may or may not affect their beneficial ownership in securities of the Issuer.  In addition, the Reporting Persons may, subject to certain restrictions under the Investment Agreement (or waiver by the Company of such restrictions), at any time and from time to time, propose or consider one or more actions with respect to their investment in the Issuer as they deem appropriate, that relate to or could result in any or all of the matters described or referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)(i), (a)(ii), (a)(iii) and (c) in their entirety and replacing them as follows.

(a)

(i)            CD&R Holdings is the beneficial owner of 23,451,980 Common Shares on an as-converted basis. 9,694,619 of such Common Shares are issuable upon conversion (based on an initial conversion price of $41.26, as adjusted), at the option of the holder, of the 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings. 314,400, 5,609,763, 4,625,998 and 3,207,200 of such Common Shares were acquired by CD&R Holdings on August 9, 2018, March 11, 2019, June 28, 2019 and September 25, 2019, respectively, and are, as of the date hereof, held directly by CD&R Holdings. Taking into account this beneficial ownership, CD&R Holdings’ voting interest is approximately 29.6% of the voting power of the Issuer, based on (x) an initial conversion price of $41.26 with respect to the Preferred Shares and (y) 69,407,397 Common Shares outstanding as of January 31, 2021, as reported in the Issuer’s Form 10-Q, filed February 9, 2021.

(ii)           CD&R Holdings GP, as the general partner of CD&R Holdings, may be deemed to beneficially own the Preferred Shares and Common Shares in which CD&R Holdings has beneficial ownership. CD&R Holdings GP expressly disclaims beneficial ownership of the Preferred Shares and Common Shares in which CD&R Holdings has beneficial ownership. Investment and voting decisions with respect to the Preferred Shares or Common Shares held by CD&R Holdings or CD&R Holdings GP are made by an investment committee comprised of more than ten investment professionals of Clayton, Dubilier & Rice, LLC, or the “Investment Committee.” All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by CD&R Holdings or CD&R Holdings GP.

(iii)          CD&R Holdings GP is managed by a two-person board of directors. Donald J. Gogel and Nathan K. Sleeper, as the directors of CD&R Holdings GP, may be deemed to share beneficial ownership of the Preferred Shares directly held by CD&R Holdings. Such persons expressly disclaim such beneficial ownership.

(c)            Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Common Shares or Preferred Shares during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by amending and restating the disclosure under the heading “Letter Agreement and Agreement” in its entirety as follows.

Letter Agreement and Agreement

Pursuant to the Letter Agreement, the Issuer consented to the acquisition by the CD&R Group (as defined in the Letter Agreement) of additional Common Shares, in open market purchases or through the use of forward purchase agreements or similar programs with third party financial institutions, provided that the number of Common Shares so acquired by the CD&R Group, when taken together with all other Common Shares beneficially owned (directly or indirectly) by the CD&R Group and the number of Common Shares issuable upon conversion of the Preferred Shares beneficially owned (directly or indirectly) by the CD&R Group (in each case, as of the date of the relevant acquisition of Common Shares by the CD&R Group), did not exceed 30% of the sum of the total number of outstanding Common Shares and the number of Common Shares issuable upon conversion of the Preferred Shares beneficially owned (directly or indirectly) by the CD&R Group, determined based on the most recent public filing by the Issuer prior to the date of the relevant acquisition of Common Shares by the CD&R Group.  Pursuant to the Letter Agreement, the CD&R Group agreed not to transfer any Common Shares it beneficially owns to certain prohibited transferees, including persons who beneficially own five percent (5%) or more of any class or series (or the voting power of any class or series) of equity of the Issuer, certain specified competitors and certain potential activist investors, subject to specified exceptions.

On November 20, 2018, CD&R Holdings and CS entered into the Agreement, including three supplemental confirmations, pursuant to which CD&R Holdings agreed to purchase from CS an aggregate number of Common Shares that, when taken together with the total number of Common Shares beneficially owned by CD&R Holdings, including Common Shares issuable upon conversion of Preferred Shares held by CD&R Holdings (in each case, as of the date of the relevant acquisition of Common Shares by the CD&R Group) (collectively, “CD&R Shares”), would not cause the total number of CD&R Shares to exceed 29.99% of the sum of the total number of outstanding Common Shares and the number of Common Shares issuable upon conversion of the Preferred Shares beneficially owned by CD&R Holdings, determined based on the most recent public filing filed by the Issuer prior to the date of the relevant acquisition. The transactions contemplated by the supplemental confirmations were completed on May 14, 2019, June 28, 2019 and September 25, 2019, respectively, which concluded all transactions contemplated by the Agreement.

The foregoing description of the Letter Agreement and the Agreement and the transactions contemplated thereby and as described herein do not purport to be complete and are subject to, and qualified in its entirety by, the full text of each of such agreements, which are filed as Exhibit 99.4 and Exhibit 99.5 to the Schedule 13D and are incorporated herein by reference.

Item 6 of the Schedule 13D is hereby further amended and supplemented by adding the following at the end thereof.

Second Agreement

On February 24, 2021, CD&R Holdings and CS entered into the Second Agreement pursuant to which CD&R Holdings has agreed to purchase Common Shares from CS, as herein described. Pursuant to the Second Agreement, CD&R Holdings and CS have entered into five supplemental confirmations to provide for the purchase from time to time by CD&R Holdings from CS of a number of Common Shares, and at a purchase price, to be determined pursuant to formulas specified in the Second Agreement and such supplemental confirmations. The aggregate number of such Common Shares to be acquired by CD&R Holdings pursuant to such formulas is based on purchases of up to the aggregate of $30,000,000 (representing cash dividends on the Preferred Shares received during the period beginning January 2020 through January 2021), plus the amount of any future Preferred Dividends paid in cash on the Preferred Shares and received by CD&R Holdings through January 2022 (expected to be $6,000,000 for each of the four quarterly preferred dividend payment dates until such date). CS will have exclusive beneficial ownership and control over any such Common Shares held by CS or its affiliates as hedge positions with respect to the Second Agreement until such Common Shares are delivered to CD&R Holdings. The Second Agreement provides that, subject to the terms and conditions of the Second Agreement, CS will deliver specified portions of the Common Shares to be purchased under the Second Agreement to CD&R Holdings following the valuation date for the transaction governed by the relevant supplemental confirmation, as determined under the Second Agreement and the related supplemental confirmation; provided that the delivery of the aggregate number of Common Shares to be purchased under the Second Agreement will not occur later than April 29, 2022, subject to potential postponement under certain circumstances. Upon notice to CS prior to the effective date of a supplemental confirmation, CD&R Holdings may terminate the Second Agreement as it relates to such supplemental confirmation and all subsequent supplemental confirmations. The purchase price and share information regarding purchases made pursuant to the Second Agreement, once determined, will be disclosed by the Reporting Persons, to the extent required, on one or more reports filed pursuant to Section 16 of the Act and amendments to this Schedule 13D.

The foregoing description of the Second Agreement and the transactions contemplated thereby and as described herein does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is filed as Exhibit 99.7 hereto and is incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Exhibit 99.7 — Agreement, dated February 24, 2021, between CD&R Holdings and CS, together with the related supplemental confirmations delivered under the Agreement on February 24, 2021 (certain information in this Exhibit has been redacted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted information)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2021

CD&R BOULDER HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Chief Financial Officer, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, Ltd.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Chief Financial Officer, Treasurer and Secretary

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Nathan K. Sleeper	Mr. Sleeper is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Richard J. Schnall	Mr. Schnall is an officer of CD&R Investment Associates IX, Ltd.	United States of America

David A. Novak	Mr. Novak is an officer of CD&R Investment Associates IX, Ltd.	United States of America

Theresa A. Gore	Ms. Gore is an officer of CD&R Investment Associates IX, Ltd.	United States of America